UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Xyratex Ltd
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

G98268108
(CUSIP Number)

VADIM PERELMAN
BAKER STREET CAPITAL MANAGEMENT, LLC
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,191,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,191,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,191,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,191,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,191,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,191,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,191,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,191,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G98268108

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), Baker Street Capital GP, LLC, a Delaware limited liability company (“Baker Street Capital GP”) and Vadim Perelman (“Mr. Perelman”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Baker Street Capital GP is the general partner of BSC LP. Baker Street Capital Management is the investment manager of BSC LP.  Mr. Perelman is the managing member of each of Baker Street Capital Management and Baker Street Capital GP.  By virtue of these relationships, each of Baker Street Capital Management, Baker Street Capital GP and Mr. Perelman may be deemed to beneficially own the Shares owned directly by BSC LP.

(b)           The principal business address of each of the Reporting Persons is 12400 Wilshire Blvd, Suite 940, Los Angeles, CA 90025.

(c)           The principal business of BSC LP is investing in securities.  The principal business of Baker Street Capital Management is serving as the investment manager of BSC LP. The principal business of Baker Street Capital GP is serving as the general partner of BSC LP. The principal occupation of Mr. Perelman is acting as managing member of Baker Street Capital Management and Baker Street Capital GP.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Perelman is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 21, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seagate Technology International, an exempted limited liability company incorporated and existing under the Laws of the Cayman Islands (“Parent”), and Phoenix Acquisition Limited, an exempted company incorporated and existing under the laws of Bermuda and a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

CUSIP NO. G98268108

In connection with the Merger Agreement, on December 21, 2013, each of BSC LP and Mr. Perelman (each, a “Shareholder”) entered into a Voting Agreement with Parent (the “Voting Agreement”). The following description of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Voting Agreement, at every meeting of the shareholders of the Issuer, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Issuer, each Shareholder agreed to vote its Shares (i) in favor of the adoption of the Merger Agreement, and in favor of any other matters presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement) and any other proposal made in opposition to in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement, (iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any amalgamation, merger, consolidation, tender offer, takeover bid, share exchange, recapitalization, business combination or similar transaction involving the Issuer or any subsidiary of the Issuer, (B) any sale, lease, exchange, transfer, license or other disposition of all or substantially all of the assets of the Issuer or any subsidiary of the Issuer, (C) any reorganization, dissolution, liquidation, winding up or similar transaction involving the Issuer or any subsidiary of the Issuer, (D) any material change in the capitalization of the Issuer or any subsidiary of the Issuer, or the corporate structure of the Issuer or any subsidiary of the Issuer, (E) any amendment or other change to the memorandum of association or bye-laws or equivalent organizational documents of the Issuer or any subsidiary of the Issuer, or (F) any other action that is intended to, or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement, (iv) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of such Shareholder contained in the Voting Agreement, and (v) in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the Merger Agreement, including the Merger. Each Shareholder further agreed to execute and deliver, within 48 hours of receipt, any proxy card or voting instruction form it receives that is sent to the shareholders of the Issuer soliciting proxies with respect to items (i)-(v) above.

Also pursuant to the Voting Agreement, each Shareholder agreed not to (i) exercise any statutory rights (including, without limitation, under Section 106(6) of the Companies Act 1981 of Bermuda, as amended) to demand an assessment of the fair value of its Shares that may arise in connection with the Merger or (ii) Transfer (as defined in the Voting Agreement) its Shares prior to the approval of the Merger by the Issuer’s shareholders, except under limited circumstances, as described in the Voting Agreement.

The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 7 thereof, (ii) such date and time as the Merger shall become consummated in accordance with the terms and provisions of the Merger Agreement or (iii) the effectiveness of any amendment, modification or supplement to the Merger Agreement, or waiver under the Merger Agreement by the Issuer of any of its rights, powers or privileges, in any such case, where such amendment, modification, supplement or waiver would decrease, or change the form of, the consideration payable pursuant to the Merger Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 27,657,302 Shares outstanding as of November 30, 2013, which is the total number of Shares outstanding as disclosed in the Merger Agreement included as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on December 23, 2013.

CUSIP NO. G98268108

As of the close of business on December 26, 2013, BSC LP beneficially owned 6,191,879 Shares, constituting approximately 22.4% of the Shares outstanding.  As the investment manager of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 6,191,879 Shares owned by BSC LP, constituting approximately 22.4% of the Shares outstanding. As the general partner of BSC LP, Baker Street Capital GP may be deemed to beneficially own the 6,191,879 Shares owned by BSC LP, constituting approximately 22.4% of the Shares outstanding. As the managing member of each of Baker Street Capital Management and Baker Street Capital GP, Mr. Perelman may be deemed to beneficially own the 6,191,879 Shares owned by BSC LP, constituting approximately 22.4% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 6,191,879 Shares owned by BSC LP by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital Management, Baker Street Capital GP and Mr. Perelman disclaim beneficial ownership of the Shares held by BSC LP, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Baker Street Capital Management and Baker Street Capital GP, Mr. Perelman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 21, 2013, each Shareholder entered into the Voting Agreement defined and described in Item 4 above.  The form of Voting Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On December 26, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Voting Agreement entered into on December 21, 2013 by and between Seagate Technology International and each of Baker Street Capital L.P. and Vadim Perelman.

99.2	Joint Filing Agreement by and among Baker Street Capital L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC and Vadim Perelman, dated December 26, 2013.

CUSIP NO. G98268108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2013	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN